Management's Discussion and Analysis
For the three and nine months ended September 30, 2016

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its wholly owned subsidiaries for the three and nine months ended September 30, 2016 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2016. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of November 9, 2016, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties and similar interests in the Americas. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and the sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. The Company also owns a portfolio of royalties, options on royalties/stream financing and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the U.S.A. In addition, the Company invests in equities of exploration and royalty companies, including a 9.8% interest in Labrador Iron Ore Royalty Corporation, and has interests (directly or indirectly) in exploration and evaluation projects in four gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders by dividend payments. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights

  Record 9,902 gold ounces earned (20% increase compared to Q3 2015);
  9,234 silver ounces earned (19% increase compared to Q3 2015);
  Record revenues of $17.6 million (50% increase compared to Q3 2015)
  Net cash flows from operating activities of $15.0 million;
  Net earnings of $17.7 million, $0.17 per basic share;
  Adjusted earnings1 of $12.0 million, $0.11 basic share1 ;
  Cash and cash equivalents of $392.7 million as at September 30, 2016;
  On July 6, 2016, Osisko began trading on the New York Stock Exchange (“NYSE”) under the ticker “OR”;
  Declaration of a quarterly dividend of $0.04 per common share on August 4, 2016;
  On October 5, 2016, Osisko announced the closing of an exploration earn-in agreement to streamline its operations; and
  On October 17, 2016, Osisko announced the Toronto Stock Exchange (“TSX”) approval for a Normal Course Issuer Bid to acquire up to 5.3 million common shares.
____________________________
1

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Portfolio of Royalty Interests

The following table details the ounces of gold and silver earned (in ounces) from Osisko’s producing royalty interests:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Gold

Canadian Malartic	7,635	8,264	21,999	22,136
Éléonore	1,570	-	5,225	-
Island Gold	430	-	1,081	-
Vezza	267	-	488	-
	9,902	8,264	28,793	22,136

Silver

Canadian Malartic	9,153	7,780	25,129	22,744
Vezza	81	-	81	-
	9,234	7,780	25,210	22,744

In addition to the in-kind royalties, the Company also earned cash royalties of $0.1 million in the third quarter of 2016 and $0.3 million for the first nine months of 2016 (compared to nil in the corresponding periods of 2015), and dividend income from its investment in Labrador Iron Ore Royalty Company (“LIORC”) of $1.6 million in the third quarter of 2016 and $4.7 million for the first nine months of 2016 (compared respectively to $1.6 million and $4.3 million in 2015).

Canadian Malartic (Agnico Eagle and Yamana)

The Company’s cornerstone asset is a 5% NSR on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (“Partnership”) created by Agnico Eagle and Yamana (the “Partners”). The property extends over 220km2 and is located in the prolific gold corridor which hosts current and past producers that has produced over 50 million ounces of gold.

The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by OMC at a cost of approximately $1.2 billion and commenced production in April 2011. Canadian Malartic is Canada’s largest producing gold mine. Quarterly gold production since inception is as follows (in thousands of ounces):

	Q1	Q2	Q3	Q4	Total
2011	-	46.6	73.8	79.7	200.1
2012	91.2	92.0	103.8	101.5	388.5
2013	106.0	111.7	120.2	137.3	475.3
2014	140.0	133.2	129.5	132.8	535.5
2015	135.8	136.9	153.2	145.7	571.6
2016 (YTD)	147.2	145.0	152.9	n/a	445.1

Third quarter and year-to-date production

For the third quarter of 2016, the Partners indicated that production at the Canadian Malartic mine was 152,855 ounces of gold compared to 153,206 ounces of gold for the third quarter of 2015. Production was lower in the third quarter of 2016 due to slightly lower grades. In the first nine months of 2016, production at the Canadian Malartic mine was 445,086 ounces of gold compared to 425,874 ounces of gold in the corresponding period of 2015. Production was higher in 2016 due to increased throughput levels and slightly higher gold grades.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

During the third quarter of 2016, the Partners indicated that the Canadian Malartic mill processed an average of 53,989 tonnes per day (“tpd”), compared to an average of 53,703 tpd in the corresponding period of 2015. For the first nine months of 2016, the Canadian Malartic mill processed an average of 53,928 tpd compared to an average of 52,139 tpd in the corresponding period of 2015.

The Partners indicated that the Partnership is continuing to evaluate opportunities with a focus on cost reduction and increased production within both the mine and processing plant. The new remote shovel is improving productivity, as expected, which increases mining flexibility in the higher grade northern area of the pit. In recent years, the mine has focused on reducing the number of active mining benches to increase productivity and simplify the mining sequence and significant progress has been made in this regard. At the processing plant, operations is continuously seeking opportunities to increase the productivity of the SAG and crushing circuit. The Partnership is also continuing to evaluate opportunities to optimize the returns from this cornerstone asset, including opportunities to include a production contribution from the Odyssey project.

On August 2, 2016, the Partners indicated that the Partnership was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Since the spring of 2015, Canadian Malartic General Partnership has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit and is disappointed by this development. The Partners indicated that the Partnership and the Partners will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Partners and the Partnership do not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated. In any case, Osisko does not believe that this class action would have any impact on the financial results of Osisko as its royalty is based on production.

In addition, on August 15, 2016, the Partners indicated that the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Québec). The next hearing related to the injunction is expected to take place in March 2017. The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject. The Partners and the Partnership have reviewed the injunction request, consider the request without merit and indicated that they will take all reasonable steps to defend against this injunction. The Partnership is currently analyzing the potential impacts of the injunction in the event that it were to be granted. While at this time the potential impacts cannot be definitively determined, the Partners expect that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs. If an injunction were granted, it could have a negative financial impact on Osisko as its Canadian Malartic NSR royalty is based on production and any reduction in production would reduce the annual royalty received.

Annual production forecast

In February 2016, the Partners indicated the following forecast of annual gold production for the Canadian Malartic mine: 560,000 – 580,000 ounces in 2016, 590,000 – 600,000 ounces in 2017 and 610,000 ounces in 2018. The Partners indicated that the 2016 guidance has been slightly reduced as throughput levels are forecast to be approximately 53,000 tpd.

Pit extension

The Partners indicated that following the Québec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Canadian Malartic extension project and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016. The report concluded that the project is acceptable and provides several recommendations intended to enhance social acceptability. The next step is for the Ministre du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques to review the report and present his decision to Cabinet for approval. No date for the approval has been set, but the Partners anticipate that this may occur in the first half of 2017. Osisko expects that the Canadian Malartic extension would provide access to higher grade ore and would add more than 2.0 million ounces of gold over the life of the Canadian Malartic mine.

Odyssey zones

The Odyssey zones lie on the east side of the Canadian Malartic property, approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit. The Odyssey prospect is composed of multiple mineralized bodies spatially associated with a porphyritic intrusion close to the contact of the Pontiac Group sediments and the Piché Group of volcanic rocks. They are grouped into two elongated zones — the Odyssey North and Odyssey South zones — that strike east-southeast and dip steeply south. Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometre. Odyssey South currently has a strike length of 0.5 kilometre and has been located between approximately 200 and 550 metres below surface.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

The Partners indicated that in the third quarter of 2016, a total of 56 drill holes (40,019 metres) were completed at Odyssey, bringing the year-to-date total to 113 holes (89,774 metres). Drilling will continue through year-end, at which time an inferred mineral resource for the Odyssey North deposit is expected in early 2017.

The Partners indicated that additional drilling totalling $5.5 million (35,000 metres) has been added to the original budget of $8.0 million (60,000 metres) for a total of $13.5 million for 2016.

Osisko holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone.

Reserves and resources

At Canadian Malartic, the Partners indicated mineral reserves of 7.72 million ounces of gold (“Au”) contained in 221.5 million tonnes of ore at 1.08 g/t Au as at December 31, 2015. The decrease in mineral reserves, compared to prior year, of 0.93 million ounces was principally due to mining extraction and production in 2015 which totalled 571,618 ounces of gold after recovery (644,000 ounces of in-situ gold mined), a lower price of US$1,150 per ounce used for the current year mineral reserve calculation, versus US$1,300 per ounce in the prior year, a change in the cut-off grade to include the NSR royalty payable to Osisko Gold Royalties which was not included in 2014 and the termination of the production from the Gouldie open pit. Gold mineral reserve grades increased to 1.08 g/t Au as compared to 1.06 g/t Au in the prior year.

The Partners indicated that mineral resources have decreased from 2014 levels as all mineral resources outside of the current pit have been revaluated at a 1.0 g/t Au cut-off. The higher cut-off reflects the decision that mineral resources outside the current pit will not be open-pit mined although the underground mining potential may be evaluated in the future.

The reserve and resources estimate at December 31, 2015 is presented in the table below:

Reserve and resource estimates

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven Reserves	54.9	0.97	1.72
Probable Reserves	166.6	1.12	6.00
Proven & Probable Reserves	221.5	1.08	7.72
Measured and Indicated Resources(1)	25.7	1.51	1.25
Inferred Resources(1)	9.0	1.47	0.43

(1) Excludes proven & probable reserves.

The Partners indicated that at Canadian Malartic, the approach of tripling the cut-off grade of the out-pit mineral resources had the effect of removing 646,000 ounces from the measured and indicated mineral resources, leaving 1,250,000 ounces (25.6 million tonnes of ore grading 1.51 g/t Au) in measured and indicated mineral resources. The same approach resulted in removing 688,000 ounces from the inferred mineral resource base, leaving 426,000 ounces (9.0 million tonnes of ore grading 1.47 g/t Au) of inferred mineral resources.

For more information, please refer to the press releases of Agnico Eagle and Yamana filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Éléonore (Goldcorp Inc.)

Osisko, through its wholly-owned subsidiary Osisko Exploration James Bay Inc. (formerly Virginia Mines Inc.), owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Éléonore declared commercial production on April 1, 2015.

Osisko was not entitled to receive any gold or silver ounces until a US$5 million non-interest bearing royalty advance payment had been recovered from production of Éléonore by Goldcorp (representing 4,328 ounces of gold), which was completed in November 2015. The Company received its first gold ounces from Éléonore in December 2015.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Third quarter and year-to-date production

Goldcorp indicated that third quarter gold production totaled 68,000 ounces compared to 87,000 ounces in the third quarter of 2015. Gold production decreased compared to the third quarter of 2015 as a result of lower tonnes and lower grades. Lower tonnage milled in the third quarter of 2016 (458,000 tonnes compared to 536,000 tonnes in the third quarter of 2015) was the result of mill feed consisting of only mine material while the comparative period in 2015 included significant feed from surface stockpiles. The lower grade for the third quarter of 2016 (5.22 g/t Au compared to 5.78 g/t Au in the third quarter of 2015) was consistent with the mine plan.

Goldcorp indicated that gold production for the nine months ended September 30, 2016 reached 209,000 ounces compared to 163,000 ounces for the nine months ended September 30, 2015 as Éléonore continues to ramp up production and productivity improvements are realized. A total of 1,289,000 tonnes were milled in the first nine months of 2016 compared to 1,190,000 tonnes in the corresponding period of 2015. Average mill grade for the first nine months of 2016 were 5.48 g/t Au compared to 5.19 g/t Au for the first nine months of 2015.

Goldcorp indicated that mine production for the nine months ended September 30, 2016 was in line with the planned annual average of between 4,700 to 5,000 tpd of ore from four production horizons. With the completion of the production shaft, the mine will continue to ramp up ore production in line with the mine plan as a further two production horizons are brought on line by 2018. The production ramp-up to 7,000 tpd is expected to be completed in the first half of 2018.

Éléonore commenced commercial production effective April 1, 2015 utilizing a temporary hoisting system in the exploration shaft supplemented with truck haulage to surface from the higher ore horizons while construction on a production shaft advanced. Goldcorp indicated that at the end of the third quarter of 2016, the production shaft construction, including the ore handling system on the 690 meter level, was completed and commissioned and hoisting commenced in early October 2016. Increased production levels, development efficiencies and reduced operating costs are anticipated as a result of the production shaft completion. An additional loading pocket near the bottom of the production shaft is expected to be completed in the fourth quarter of 2016 which will enable development of the lower zones of the mine. The exploration shaft will be decommissioned in the first quarter of 2017 and used for ventilation.

Annual production forecast

In February 2016, Goldcorp indicated that a conservative ramp-up schedule at Éléonore is expected to lead to gold production of between 250,000 and 280,000 ounces for 2016.

Exploration and evaluation

Goldcorp indicated that the focus of exploration at Éléonore since the acquisition of the project has been on the extensions of known mineralization, which has now been traced to a vertical depth of 1,500 metres and is still open down plunge. Mine exploration continues to test opportunities within the mine footprint, utilizing the increased understanding of orebody geometry gained during the first years of mining. In addition, three priority exploration areas have been defined within a 10 kilometer radius of the current mine. A north-east south-west glacial float train contains visibly mineralized boulders, several of which have returned anomalous high grade gold from grab samples. Ground geophysics is underway to provide better definition of the possible bedrock source, and to site future trenches and/or scout drill holes, planned for first quarter of 2017. The Old Camp and Mayappo targets represent a style of diorite-hosted gold-copper mineralization similar to that exploited at the Troilus open pit mine. Locally significant values of gold have been returned by bedrock grab samples at both sites and at the Old Camp continuity of alteration and mineralization is reported in historical mapping and trenching data. The information from these targets is being reviewed and reinterpreted to guide a field program in 2017.

Reserves and resources

Goldcorp published in October 2016 updated mineral reserve and resource estimates as at June 30, 2016 for the Éléonore mine. Proven and probable gold mineral reserves totaled 4.57 million ounces as of June 30, 2016, compared to 5.35 million ounces as of December 31, 2015. The decrease was primarily due to depletion and reserve ounces from 2015 being reclassified into resources. During the year, efforts were focused on increasing drill density and optimizing the mine plan and stope design. The additional information has allowed Éléonore to design smaller, higher grade stopes, although faster sequencing and additional ore development will be required. The updated mine plan associated with the June 30, 2016 reserves is expected to provide lower dilution, and higher grade feed, and increase average annual production compared to the previous reserve mine plan. Further drilling and mine design updates will concentrate on converting the resources back into reserves. Osisko expects the updated mine plan to increase royalties in the short-term as the updated mine plan would accelerate the gold production.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

The reserve and resources estimate at June 30, 2016 is presented in the table below:

Reserve and resource estimates

Category	Tonnes	Grade	Au
	(M)	(g/t Au)	(M oz)

Proven and Probable Reserves	23.44	6.07	4.57
Measured and Indicated Resources(1)	5.14	5.66	0.93
Inferred Resources	9.73	7.52	2.35

(1) Excludes proven & probable reserves.

For more information, refer to the press releases of Goldcorp and the Management Discussion and Analysis for the year ended December 31, 2015 and for the three and nine months ended September 30, 2016, all filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Island Gold Mine (Richmont Mines Inc.)

The Company started receiving in-kind royalties from its Island Gold NSR royalty operated by Richmont Mines Inc. (“Richmont Mines”) during the first quarter of 2016.

Third quarter and year-to-date production

On October 13, 2016, Richmont Mines reported that Island Gold produced 14,031 ounces of gold during the third quarter, in-line with the plan, as slower production was forecasted due to required downtime related to the scheduled mine and mill electrical upgrade. The mine and mill electrical upgrade would support the potential production growth scenarios that are currently under review. During the third quarter, the mine reported higher than the planned mill head grade of 7.70 g/t Au. Richmont Mines also reported that underground productivity averaged 890 tpd in the third quarter, excluding 16 days of downtime related to the electrical upgrade, and mill processing averaged 878 tpd, excluding 25 days of downtime related to the electrical upgrade. Richmont Mines expects to deliver improved performance and higher grades during the fourth quarter as it begins to develop in ore in the higher-grade third mining horizon.

Richmont Mines indicated that gold production for the nine months ended September 30, 2016 reached 59,237 ounces.

Annual production forecast

On September 12, 2016, Richmont Mines indicated that the 2016 production guidance for the Island Gold mine was increased to between 75,000 to 80,000 ounces of gold from the original guidance of between 62,000 to 67,000 ounces of gold as a result of strong performance during the first six months of the year and following the completion of a 25-day shutdown for an electrical upgrade in August 2016. On October 13, 2016, Richmont Mines reported to remain on track to meet, or exceed, revised guidance for the year for the Island Gold mine.

Expansion Case Preliminary Economic Assessment

On November 1, 2016, Richmont Mines provided a status update on its advancement of an expansion case preliminary economic assessment (“Expansion Case PEA”) for the Island Gold mine. The Expandion Case PEA is expected to be released in the first half of 2017 and will incorporate the company’s 2016 year-end resource estimates and will consider a potential ore mining and mill processing rate increase to 1,100 tpd beginning in 2018, with minimal capital investment required. For the purposes of this Expansion Case PEA, only the most contiguous portion of the resources located between the 450 metre and 1,000 metre levels will be incorporated.

Exploration and evaluation

On July 7, 2016, Richmont Mines announced that based on the positive results reported from the Phase 1 exploration drilling program, a strategic Phase 2 exploration drilling program has been launched at the Island Gold mine. Richmont Mines indicated that the Phase 1 exploration drilling program that commenced in September 2015 has met its objectives, which has supported the launch of an aggressive Phase 2 exploration program of up to 142,000 metres that will be completed over the next 18 to 24 months. The primary objective of the Phase 2 program is to expand the existing resource inventory laterally along strike, mainly to the east of the main deposit, with a goal of extending mine life above the 1,000 metre level that could support the potential expansion scenarios currently under review, as well as to identify the next million-plus ounces of high-grade inferred resource at depth, between the 1,000 and 1,500 metre levels.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

On September 12, 2016, Richmont Mines announced an increase in the exploration expenditure guidance estimates for 2016 to $16.0 million from $14.4 million, which includes an additional 22,000 metres of drilling that will focus on defining new resources in the fourth mining horizon located between the 860 and 1,000 meter levels, which could be incorporated into the short to medium term mine plan.

For more information, refer to the press releases of Richmont Mines filed on SEDAR (www.sedar.com).

Vezza Royalties (Ressources Nottaway Inc.)

The Company holds a 5% NSR royalty and a 40% net profit interest (“NPI”) royalty in the Vezza gold property operated by Ressources Nottaway Inc. The property is located 25 kilometres from Matagami, Québec. Operations are currently ramping up at Vezza and Osisko received its first royalty payment during the second quarter of 2016 for a total of 221 ounces of gold. During the third quarter of 2016, Osisko received 267 ounces of gold and 81 ounces of silver from the Vezza property.

Lamaque Royalty (Integra Gold Corp.)

Osisko holds a 1.7% royalty on the Lamaque property located in Abitibi and owned by Integra Gold Corp. (“Integra”).

On July 27, 2016, Integra announced that it has awarded the contract to construct the Triangle Deposit exploration ramp on the Lamaque-South Gold Project in Val-d'Or, Québec. Integra indicated that the objective of the underground exploration program is to conduct close-spaced drilling from within the upper portions of the Triangle Deposit (C1 and C2 zones) as well as exploration drilling in order to continue growing the resource base. The proposed underground exploration program will also include a bulk sample of more than 20,000 tonnes of gold mineralized rock required for the purposes of reconciling gold content versus resource estimates as well as to allow for detailed metallurgical test work to be conducted. The ultimate size, location and timing of the bulk sample will be determined using information gathered from the results of the ongoing surface exploration drilling and from underground drilling as results become available. Integra indicated that work is estimated to take between 12 months and 15 months. The company is fully funded to see this work through to completion and all necessary permits are currently in place.

On October 13, 2016, Integra announced additional assay results from its 2016 drill program on the Triangle Deposit and indicated that the results continue to support gold zone continuity with infill drilling generally intersecting significantly higher grades and wider intervals than anticipate.

On August 3, 2016, Integra announced the initiation of a 2,000 meter pilot hole on its Lamaque Deep target, situated on the Lamaque property. Once the pilot hole has been completed (estimated completion in the fourth quarter of 2016), the target will be tested with a minimum of 15 wedged holes originating from the pilot hole at various intervals. The Company is anticipating the entire program including wedges will total 10,000 metres of drilling.

For more information, refer to the press releases of Integra filed on SEDAR (www.sedar.com).

Cariboo Gold Project (Barkerville Gold Mines Ltd.)

The Company holds a 1.5% NSR royalty on the Cariboo Gold Project located in British Columbia, Canada, and owned by Barkerville Gold Mines Ltd. (“Barkerville”), an associate of Osisko.

The Cariboo Gold Project consists of 2,119 square kilometres of land along a strike length of 60 kilometres which includes several past producing mines in the Cariboo Gold District, a historically profitable yet still underexplored area of south-central British Columbia. Based upon historic estimates, historical gold production in the Cariboo area is approximately 4.5 million ounces. At Cariboo, the Cow Mountain deposit contains a National Instrument (“NI”) 43-101 compliant mineral resource totaling 2.8 million ounces Au in the indicated category (35.8 million tonnes at 2.4 g/t) with an additional 2.0 million ounces Au in the inferred category (27.4 million tonnes at 2.3 g/t), both using a 0.5 g/t cut-off grade.

Osisko and Barkerville have also agreed to negotiate a gold stream agreement (“Gold Stream Agreement”) following the completion by Barkerville of a feasibility study on the Cariboo Gold Project. Following a 60 day negotiation period, if Osisko and Barkerville have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

On October 4, 2016, Barkerville provided an update of exploration activities at its flagship Cariboo Gold Project. The proprietary high resolution magnetics and electromagnetics survey collected over the entirety of the extensive 2,119 square kilometer Cariboo Gold Project combined with field mapping and sampling has now conclusively determined the existence and location of the newly named “Cariboo Break” which has been traced for more than 60 kilometers. The Cariboo Break is interpreted as a major deep-seated shear which appears to have focused gold mineralization along its length. The Cariboo Break is manifested as a well constrained magnetic depression coincident with the auriferous soil anomalies generated from the 2016 regional exploration program and also the mine trend on Island, Cow and Barkerville Mountains. Historic regional geological mapping and data compilations crudely indicated the existence of the Cariboo Break, but poor outcrop exposure throughout the area precluded an irrefutable, empirical interpretation of its occurrence until now.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

For more information, refer to the press releases of Barkerville filed on SEDAR (www.sedar.com). For more information on resources, refer to the Cow Mountain NI 43-101 Technical Report of Barkerville dated March 31, 2015 and filed on SEDAR (www.sedar.com).

Hermosa Project (Arizona Mining Inc.)

In April 2016, Osisko acquired for $10.0 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. (“Arizona Mining”). The Hermosa Project is located in Santa Cruz County, Arizona. On October 31, 2016, Arizona Mining released a mineral resource update for the Taylor deposit located on its 100%-owned Hermosa Project. The Taylor deposit now comprises 31.1 million tonnes in the Indicated Mineral Resource category grading 10.9% zinc equivalent ("ZnEq") plus 82.7 million tonnes of Inferred Mineral Resource grading 11.1% ZnEq, both reported in accordance with NI 43-101 guidelines utilizing a 4% ZnEq cutoff grade. The Taylor Deposit remains open to the north, west and south over land controlled by Arizona Mining and drilling has commenced to test the limits of the resource. Arizona Mining completed metallurgical test work on drill core from the Taylor Deposit that projects overall recoveries of 92.9% lead (“Pb"); 85.5% zinc (“Zn’) and 91% silver (“Ag”) using industry standard froth flotation processing technology.

For more information on resources, refer to the press releases of Arizona Mining filed on SEDAR (www.sedar.com).

Horne 5 Project (Falco Resources Ltd.)

On May 30, 2016, Osisko closed a financing agreement with Falco Resources Ltd. (“Falco”), an associate of Osisko, whereby Osisko provided a $10.0 million loan to be used for the advancement of the Horne 5 Project (Rouyn-Noranda, Québec) and for general corporate purposes. The loan has an 18 month maturity and bears an interest of 7%. Under the terms of the financing, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement ("Stream Agreement"), which shall be substantially in the form typical for such transaction in the industry, whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash. Under certain events of default, Osisko may, at its option, require the repayment of the principal amount and the accrued interest in cash.

On May 9, 2016, Falco announced the results of a Preliminary Economic Assessment ("PEA") prepared in accordance with NI 43-101 for its Horne 5 Project. Falco indicated that the PEA indicates that the Horne 5 Project represents a robust, high margin, twelve year underground mining project with attractive economics in the current gold price environment. Falco indicated that at a gold price of US$1,250/oz and using an exchange rate of C$1.00 = US$0.75, the study shows that the Horne 5 Project would generate an after-tax net present value (at a 5% discount rate) of $667 million and an Internal Rate of Return of 16.0%. Falco noted that in this scenario, the mine could become the next significant gold producer in Québec, with a production profile averaging 236,000 ounces annually over the life of mine. Falco indicated that it intends to move forward and immediately initiate a Feasibility Study on the Horne 5 Project, which is planned to be completed in the first semester of 2017. The Environmental Impact Assessment study, which has been initiated, is also expected to be completed in the first semester of 2017.

On September 6, 2016, Falco announced that it has retained full ownership of the Horne 5 Project as Glencore Canada Corporation has elected not to exercise its back-in right. Glencore Canada Corporation retains a 2% NSR royalty on all metals produced and has rights of first refusal with respect to purchase or toll process all or any portion of the concentrates and other mineral products.

On October 3, 2016, Falco reported an updated mineral resource estimate for its wholly-owned Horne 5 Project. The updated resource estimate now includes and combines the newly assembled historical underground channel sample database, new economic parameters as per Falco's recently published PEA, including lowering of the NSR cut-off, additional 2016 drilling results and revised commodity pricing assumptions. New measured, indicated and inferred resources have been updated for the Horne 5 Deposit, which now contains 6 high grade zones. Falco reported that this updated resource estimate increases gold equivalent measured and indicated resources by 32%.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

At a $55/tonne NSR cut-off, Horne 5 is now estimated to host:

  A measured resource of 736,000 gold equivalent ounces ("oz AuEq"), including 475,410 oz Au contained in 9.4 million tonnes averaging 2.45 g/t AuEq (1.58 g/t Au; 16.33 g/t Ag; 0.18% copper (“Cu”); 0.81% Zn);

  An indicated resource of 6,336,000 oz AuEq, including 4,088,383 oz Au contained in 81.7 million tonnes averaging 2.41 g/t AuEq (1.56 g/t Au; 14.19 g/t Ag; 0.18% Cu; 0.86% Zn);

  An inferred resource of 1,710,000 oz AuEq, including 1,053,061 oz Au contained in 22.3 million tonnes averaging 2.39 g/t AuEq (1.47 g/t Au; 22.98 g/t Ag; 0.2% Cu; 0.68% Zn).

  The measured and indicated resources represent 81% of the total resources in AuEq content (oz) and the measured resources represent 10% of the measured & indicated resources in AuEq content (oz).

A 43-101 technical report was filed on SEDAR on November 7, 2016. Falco also reported that the company plans to drill 20,000 metres at the Horne 5 West and Quemont Extension exploration targets in 2016.

For more information, refer to the press releases of Falco filed on SEDAR (www.sedar.com). For more information on the PEA, refer to the NI 43-101 Technical Report of Falco titled Preliminary Economic Assessment of the Horne 5 Project dated April 28, 2016 and filed on SEDAR.

Windfall (Osisko Mining Inc.)

On October 5, 2016, Osisko exercised its option to acquire a 1% NSR royalty on Osisko Mining Inc.’s (“Osisko Mining”) Windfall property for $5.0 million. Osisko was already the holder of a 0.5% NSR royalty on Windfall. Therefore, the royalty on the Windfall property increased to a total of 1.5%. Osisko Mining is an associate of Osisko.

In April 2016, Osisko Mining indicated that, at Windfall, a 55,000 metre drill program commenced in October 2015. This program was subsequently increased to 100,000 meters in June and to 150,000 meters in September 2016. On September 19, 2016, Osisko Mining indicated that in recent weeks, the corporate and exploration focus has turned solidly to the Windfall project. The exploration team is having increasing success at intersecting new extensions of the currently known zones, and have also successfully begun to define new parallel mineralized zones like the previously announced Wolf Zone within the primary mineralized corridors. Osisko Mining reported that all indications at this point are leading to believe that Osisko Mining will continue to expand the main deposit as they advance drilling, particularly to the east-north-east and at depth.

Marban (Osisko Mining)

Osisko is the holder of a 0.425% NSR royalty on the Marban gold project, located in the Abitibi region of Québec, and is entitled to receive a payment of $4.25 million on a production decision.

Osisko Mining provided in June 2016 an updated resource estimate for its 100%-owned Marban gold project, located near the town of Malartic, Québec. This update is the result of 92,900 metres of infill drilling and historical core re-sampling executed since the last published resource estimates on the Marban and Norlartic deposits. The new estimate has produced an increase in the overall gold resource and an upgrading of the bulk of the resources to measured and indicated (“M&I”), pit-constrained categories.

Osisko Mining provided the following highlights for its updated resource estimate on Marban:

  In-pit M&I resource (total of both Marban and Norlartic) now stands at 1.48 million ounces of gold in 37.0 million tonnes at an undiluted grade of 1.24 g/t Au, with in-pit inferred resource adding 0.13 million ounces of gold in 3.6 million tonnes at an undiluted grade of 1.15 g/t Au. Pit-constrained resources are based on a Whittle- optimized pit shell using a gold price of US$1,250 per ounce and a calculated external lower cut-off of 0.4 g/t Au.

  At a higher cut-off grade of 1.0 g/t Au, the in-pit M&I resources stand at 1.04 million ounces of gold in 16.5 million tonnes at an undiluted grade of 1.97 g/t Au, representing 70% of the overall pit-constrained M&I ounces.

  The new global M&I mineral inventory currently stands at 1.83 million ounces of gold in 47.6 million tonnes with an average grade of 1.20 g/t Au and the global inferred mineral inventory stands at 0.41 million ounces of gold in 12.2 million tonnes at an average grade of 1.03 g/t Au (based on 0.40 g/t Au lower cut-off).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report
  Both Marban and Norlartic are open at depth and further drilling is planned to establish the potential for additional resources that may be mined by underground methods.

For more information, please refer to the press releases of Osisko Mining and Osisko Mining’s profile on SEDAR (www.sedar.com).

Royalties - Summary of Producing and Advanced Non-producing

Asset	Operator	Interest(1)	Commodities	Jurisdiction	Stage
Canadian Malartic	Agnico/Yamana	5.0% NSR royalty	Au	Québec	Production
Éléonore	Goldcorp	2.0-3.5% NSR royalty	Au	Québec	Production
Island Gold (2)	Richmont Mines	1.7-2.55% NSR royalty	Au	Ontario	Production
Hewfran Block (2)	Metanor Resources	1.7% NSR royalty	Au	Québec	Production
Vezza	Ressources Nottaway Inc.	5% NSR royalty & 40% NPI royalty	Au	Québec	Production
Horne 5	Falco	Gold/silver stream or 1% NSR royalty	Au, Ag, Cu	Québec	Exploration
Lamaque(2)	Integra Gold	1.7% NSR royalty	Au	Québec	Exploration
Cariboo	Barkerville	1.5% NSR royalty	Au	British Columbia	Exploration
Windfall	Osisko Mining	1.5% NSR Royalty	Au	Québec	Exploration
Marban	Osisko Mining	0.425% NSR royalty	Au	Québec	Exploration
Hermosa	Arizona Mining	1% NSR royalty	Zn, Pb, Ag	Arizona, USA	Exploration
Pandora	Agnico/Yamana	2% NSR royalty	Au	Québec	Exploration
Malartic – Odyssey North	Agnico/Yamana	3% NSR royalty	Au	Québec	Exploration
Malartic – Odyssey South	Agnico/Yamana	5% NSR royalty	Au	Québec	Exploration
Upper Beaver	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Hammond Reef	Agnico/Yamana	2% NSR royalty	Au	Ontario	Exploration
Kirkland Lake Camp	Agnico/Yamana	2% NSR royalty	Au, Cu	Ontario	Exploration
Copperwood	Highland Copper	3% NSR royalty (3)	Ag, Cu	Michigan, USA	Exploration
James Bay properties	Osisko Mining	1.5-3.5% NSR royalty (4)	Au, Ag	Québec	Exploration
James Bay properties	Osisko Mining	2.0 NSR royalty (4)	Other than Au, Ag	Québec	Exploration

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Options on royalties - Summary of Advanced Non-producing

Asset	Operator	Interest	Price to Exercise	Commodities	Jurisdiction	Stage
Neita	Unigold	2% NSR Royalty	$2.0 million	Au	Dominican Republic	Exploration
Yellowknife City Gold	TerraX	3% NSR Royalty	$4.0 million	Au	Northwest Territories	Exploration

(1)	In 2015, the Company acquired a portfolio of 28 Canadian royalties held by Teck Resources Limited (“Teck”). for a cash consideration of $24.2 million.
(2)	After the sale of a 15% interest in the royalties acquired from Teck to Caisse de dépôt et placement du Québec.
(3)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(4)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining where Osisko Mining may earn a 100% interest in Osisko’s 28 exploration properties located in the James Bay area and Labrador Through (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $32.0 million over a 7-year period; Osisko Mining may earn a 50% interest upon completing expenditures totaling $19.2 million over a 4-year period. Osisko will retain an excalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the properties. New properties acquired by Osisko Mining in the designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue from time to time investing, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include Osisko Mining, Falco and Barkerville. Barkerville became an associate in February 2016 following the nomination of Sean Roosen, Chair and Chief Executive Officer of Osisko, as Co-Chairman of the board of directors of Barkerville and the appointment of Luc Lessard, Senior Vice President, Technical Services of Osisko, as Chief Operating Officer of Barkerville.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the nine months ended September 30, 2016, Osisko acquired investments for $64.2 million and sold investments for $12.2 million with a gain of $4.1 million recorded in other comprehensive income (loss).

The following table presents the carrying value and fair value of the investments in marketable securities as at September 30, 2016:

Marketable securities	Carrying value(i)	Fair value
	$	$

Associates	73,783	156,045
Other	193,897	193,897
	267,680	349,942

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Osisko Mining Inc.

On March 11, 2016, Osisko Mining completed the acquisition of Niogold Mining Corp. (which holds the Marban property), an associate of Osisko, and closed a financing of $12.6 million. Osisko participated for $960,000 in this financing. As at September 30, 2016, Osisko holds an interest of 13.9% in Osisko Mining.

In June 2016, Oban Mining Corporation changed its name to Osisko Mining Inc. following the approval of their shareholders and Osisko’s board of directors.

In July 2016, Osisko Mining completed a $25.0 million private placement of flow-through shares and in September 2016, Osisko Mining completed a $32.3 million private placement of common shares.

For more information, please refer to the press releases of Osisko Mining and Osisko Mining’s profile on SEDAR (www.sedar.com).

Labrador Iron Ore Royalty Corporation

Osisko holds a 9.8% interest in LIORC. The Company views this investment as an opportunity to provide asset/commodity diversification to its current portfolio of royalties through exposure to a world-class, long-life iron ore asset in a stable jurisdiction while maintaining the gold focus. LIORC is entirely focused on the Iron Ore Company of Canada (“IOC”) operations through:

  A 7% gross royalty on the IOC iron ore operations;
  A $0.10 per tonne marketing fee on all products sold by IOC; and
  A 15% direct interest in IOC.

IOC is a major Canadian iron ore producer held by Rio Tinto (59%), Mitsubishi Corporation (26%) and LIORC. The mine located in the Newfoundland and Labrador Province in Canada has been producing and processing iron ore concentrate and pellets since 1954. The crude ore is processed into iron ore concentrate and then either sold or converted into many different qualities of iron ore pellets to meet its customers' needs. IOC is strategically situated to serve the markets of the Great Lakes and the balance of the world from its year-round port facilities at Sept-Îles, Québec. The iron ore concentrate and pellets are transported to IOC's port facilities at Sept-Îles via its wholly-owned Québec North Shore and Labrador Railway, a 418 kilometre rail line which links the mine and the port. From there, the products are shipped to markets throughout North America, Europe, the Middle East and the Asia-Pacific region.

As per LIORC’s press release dated March 3, 2016 (filed on SEDAR at www.sedar.com), the mine has reserves to continue operations for 28 years at current production rate with additional resources of a greater magnitude.

LIORC, to date, has distributed the majority of its cash flows received from IOC through royalties, fees and dividends. The quarterly distribution rate per share (including regular and special distributions) for the past years has been as follows (per share amounts were adjusted to reflect a 2:1 stock split in the first quarter of 2011):

	Q1	Q2	Q3	Q4	Total	Total
					per share	(in millions)
2016(YTD)	$0.250	$ 0.250	$ 0.250	$ n/a	$0.750	$ 48.0
2015	0.250	0.250	0.250	0.250	1.000	64.0
2014	0.400	0.400	0.500	0.350	1.650	105.6
2013	0.375	0.375	0.375	0.750	1.875	120.0
2012	0.375	0.375	0.375	0.375	1.500	96.0
2011	0.750	0.375	0.750	0.375	2.250	144.0
2010	0.375	0.375	0.500	1.000	2.250	144.0
2009	0.250	0.250	0.250	0.250	1.000	64.0

Osisko’s share of dividends for the first nine months of 2016 amounts to $4.7 million.

The investment in LIORC provides diversification to gold production and is consistent with Osisko’s philosophy of investing in long-life mines operated by world-class mining companies in safe jurisdictions.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Outlook

On August 4, 2016, LIORC indicated that the outlook for the balance of the year looks promising as IOC still expects to produce close to 21 million tonnes of concentrate using 11 million tonnes to produce 10 million tonnes of pellets leaving approximately 10 million tonnes of concentrate for sale. IOC expects to be able to sell all the pellets and concentrate it can produce. Pricing of iron ore and especially the premium for pellets is currently quite firm following the lows reached at the end of last year. While there are mixed predictions of the direction prices will follow the sentiment in the market seems to have improved. With expected increased production of concentrate and if prices remain at current levels and the Canadian dollar does not materially strengthen against the U.S. dollar, the results for the balance of the year should be positive as per LIORC.

For more information, refer to the press releases of LIORC filed on SEDAR (www.sedar.com) and the press releases of Rio Tinto available on their web site (www.riotinto.com).

Exploration and Evaluation Activities

James Bay and Labrador Trough areas, Québec

During the third quarter of 2016, Osisko invested $2.5 million in exploration and evaluation activities on the James Bay territory for a total of $7.6 million for the first nine months of 2016.

On the Coulon project (James Bay area), a diamond drill program started during winter 2016 and continued during spring 2016. For the year 2016, 30 new holes were drilled and one hole was extended for a total of 23,075 metres.

The Company started summer exploration programs on several of its projects located in the James Bay Territory and the Labrador Trough in Quebec. A large exploration campaign was initiated with Midland Exploration Inc. (“Midland”) to explore geological settings favourable for gold deposits in the vicinity of the Éléonore gold mine and the new gold discovery recently announced by Sirios Resources Inc. (“Sirios”) at Cheechoo. Osisko and Midland agreed to share their collective databases and experienced exploration teams and co-fund exploration programs over an important area of interest. A total budget of approximately $1.0 million was allocated to the 2016 first phase field campaign. The program will include till and bottom lake sediment surveys as well as prospecting over a large area around the Éléonore gold mine and the Cheechoo project owned by Sirios.

A vast exploration program also started in July 2016 on the Kan project located 100 kilometres to the southwest of Kuujjuaq in the Nunavik Territory and was completed by the end of the third quarter. This program included trenching on unexplained gold-in-soil anomalies and detailed mapping and sampling of new mineralized occurrences. A drill campaign also tested the most advanced targets at shallow depth. Results from this program are currently under analysis.

On October 5, 2016, Osisko announced the closing of its earn-in agreement transaction with Osisko Mining. Under the terms of the agreement, Osisko Mining may earn a 100% interest in Osisko’s in 28 exploration properties located in the James Bay area (excluding the Coulon copper-zinc project and four other exploration properties) and Labrador Trough (the “Properties”) upon completing expenditures of $32.0 million over a 7-year period; Osisko Mining will earn a 50% interest upon completing expenditures totaling $19.2 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to a maximum of 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the Properties. Additionally, new properties acquired by Osisko Mining in the designated area during a 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms. Osisko undertakes not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on its Coulon copper-zinc project held by Osisko and other Québec institutional shareholders and on four other exploration properties. As part of the transaction, Osisko Mining hired all of the Osisko Québec based exploration team (former Virginia Mines Inc. employees) and took over the Québec office lease. The transaction in respect of the properties is subject to third parties’ approval, as applicable.

Following this transaction, the Company expects an annual reduction of approximately $3.0 million on its exploration and evaluation expenditures, which were capitalized in exploration and evaluation assets in accordance with the Company’s accounting policy, and $4.0 million to $5.0 million on its expenses on the statement of income.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Revolving Credit Facility

In December 2015, the Company increased its revolving credit facility (“Facility”) from $100.0 million to $150.0 million. The Facility was extended by one year and was syndicated between National Bank of Canada and Bank of Montreal. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each of the two anniversary dates of the amendment. As at September 30, 2016, the Facility was not drawn.

Quarterly Dividends

The Board of Directors has approved on November 16, 2014 the initiation of the Company’s quarterly dividend program.

The following table provides details on the dividends declared:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(ii)
	$			$

November 16, 2014(i)	0.03	December 31, 2014	January 15, 2015	1,551,000	-
	0.03			1,551,000	-

February 19, 2015(i)	0.03	March 31, 2015	April 15, 2015	2,782,000	-
May 14, 2015	0.03	June 30, 2015	July 15, 2015	2,834,000	-
August 5, 2015	0.03	September 30, 2015	October 15, 2015	2,830,000	5,430,858
November 4, 2015	0.04	December 31, 2015	January 15, 2016	3,783,000	7,712,746
	0.13			12,229,000

February 16, 2016	0.04	March 31, 2016	April 15, 2016	4,248,000	7,144,004
May 4, 2016	0.04	June 30, 2016	July 15, 2016	4,259,000	11,594,125
August 4, 2016	0.04	September 30, 2016	October 14, 2016	4,264,000	4,460,148
November 9, 2016	0.04	December 31, 2016	January 16, 2017	tbd(iii)	tbd(iii)
	0.16

(i)	The 1.2 million common shares that were held in escrow prior to June 30, 2015 were not eligible to the dividend.
(ii)	Number of common shares held by shareholders participating to the dividend reinvestment plan described below.
(iii)	To be determined (“tbd”) on December 31, 2016 based on the number of shares outstanding and the number of shares participating to the dividend reinvestment plan (“DRIP”) on the record date.

Dividend reinvestment plan

On September 21, 2015, the Company announced the implementation of a dividend reinvestment plan (“DRIP”). The DRIP allows Canadian shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at September 30, 2016, the holders of 4,460,148 common shares had elected to participate in the DRIP, representing dividends payable of $178,000.

For the first nine months of 2016, the number of common shares issued by the Company under the DRIP, at a discount rate of 3%, amounted to 69,789.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Gold Market and Currency

Gold Market

After a spectacular rally during the first quarter of 2016 where gold reached its best quarterly performance since 1986, the gold price continued its recovery during the second quarter of 2016 from the lows of 2015. Gold prices continued to rise to a two-year high to reach US$1,375 in early July after rallying on the Brexit turmoil, and spent the rest of the third quarter of 2016 in a consolidation phase. The prices had some pullbacks during the period but remained well supported at US$1,300 and traded sideways within a range of US$1,300 to US$1,360.

Gold price gained US$2 during the third quarter of 2016 to close at US$1,323 per ounce after a gain of US$84 per ounce in the second quarter and US$177 per ounce in the first quarter. The average price reached US$1,335 in the third quarter compared to US$1,260 per ounce in the second quarter and US$1,183 per ounce in the first quarter. In October 2016, the price of gold declined sharply and set a low of US$1,250. The correction seems to have been driven by speculation of a scaling back in the European Central Bank’s asset purchase program, rising expectations of U.S. rate hike, a national holiday in China and technical stop selling by speculators in the gold and silver market.

Key factors affecting the price during the third quarter:

  Initial shock of the Brexit vote has now passed and negative investor sentiment towards a larger fallout on financial markets did not materialize as sentiment improved. Many equity markets and base metals have since recovered their losses and even set fresh highs but gold and silver have continued to strengthen in July as investors were looking for safety assets.

  Physical demand in the first half of the year for jewelry has been weak according to the World Gold Council and fell 185 tonnes or 17% compared to the same period in 2015. High and volatile price in a wide range of currencies has hit consumers mainly in Asia. In China, demand has fallen due to weak consumer confidence and rising prices.

  Investment and fund buying have been the largest components of gold demand to counterbalance the jewelry sector. Exchange traded fund investors remained committed with gold holdings and are likely to be in for the long term. They have been adding to their positions in the first half of 2016 (491 tonnes), but have slowed down their rate of buying with a moderate increase in the second half of 2016 to date (79 tonnes through September).

  The Federal Reserve decided to hold interest rates steady this summer. The probability of a 25 basis point rate increase by year-end stands at 70% and will still keep real interest rates negative. This possibility sent U.S. dollar and yield on U.S. bond higher.

  Central banks have been adding to their gold reserves every quarter since 2010. The rate of buying has slowed this year but the market expects central banks to be net buyers for years to come. The Russian central bank recently said that it has no specific target for its gold holdings and continues to buy regularly every month. As of October 1, 2016, the Chinese renminbi has been included in the Special Drawing Rights basket (a form of international money, created by the International Monetary Fund, and defined as a weighted average of various convertible currencies) which may help promote its use in international transactions. China could buy more gold in its reserves to improve confidence in their currency.

The gold price fell on October 4 below its key support level and is undergoing a correction for the first time since the Brexit announcement. Low and negative interest rates with political and economic uncertainties (U.S. election, outcome of the UK referendum, banking problems) remain good fundamentals for gold and are strongly supportive. The price dip should be seen as good buying opportunities for consumers to diversify their portfolios and physical demand should pickup.

The historical price is as follows:

(US$/ounce)	High	Low	Average	Close

2016 (YTD)	$1,366	$1,077	$1,260	$1,323
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

In Canadian dollar terms, the average price per ounce for the third quarter of 2016 averaged $1,742 compared to $1,623 in the second quarter and $1,624 in the first quarter.

Currency

The Company is subject to currency fluctuations as its revenues are mainly in U.S. dollars and its expenses are mainly denominated in Canadian dollars. The Company also holds significant cash balances in U.S. dollars to diversify its resources (US$172.0 million as at September 30, 2016), which can create volatility in gains and losses on foreign exchange on the consolidated statement of income. A weaker Canadian dollar, as seen in 2015, increases the sales presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. To compensate for the risk that a weaker Canadian dollar would have on the Company’s purchasing power of U.S. dollars denominated investments, the Company holds a certain percentage of its cash in U.S. dollars.

The Canadian dollar weakened heavily in 2015 for the second year in a row, depreciating by over 15% in 2015 following its 8% decline in 2014. The Canadian dollar suffered an intense volatility during the first quarter of 2016, delivering sharp and unexpected moves. In early January, the currency plunged against the U.S. dollar to a 13-year low at 1.46. Later in the first quarter, the dollar made a significant come back and closed at 1.2971 compared to 1.3840 as at December 31, 2015.

During the second quarter of 2016, the Canadian dollar was influenced by the recovery of the commodity prices, an improving Chinese economy and a weaker U.S. dollar. The Canadian dollar briefly traded below 1.25 until the Fort McMurray complex fire in Alberta got out of control. The Canadian dollar traded between a range of 1.2544 and 1.3170 during the second quarter and closed at 1.3009. The average exchange rate during the second quarter was 1.2886.

During the third quarter of 2016, the Canadian dollar traded between 1.2775 and 1.3248 to close at 1.3117. The average exchange rate during the period was 1.3050.

During the first nine months of 2016, the Bank of Canada maintained its policy rate unchanged for the overnight rate at 0.5% and is expected to be on hold until at least the second half of 2017.

The exchange rate for the U.S./Canadian is outlined below:

	High	Low	Average	Close
2016 (YTD)	1.4589	1.2544	1.3218	1.3117
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Selected Financial Information
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended			Nine months ended
		September 30,	(1)		September 30,	(1)
	2016	2015		2016	2015
	$	$		$	$

Revenues	17,570	11,724		48,968	32,604
Operating income	10,421	7,085		22,272	14,200
Net earnings(2)	17,757	9,872		33,433	24,135
Basic net earnings per share(2)	0.17	0.10		0.32	0.28
Diluted net earnings per share(2)	0.17	0.10		0.32	0.28

Total assets	1,399,012	1,098,013		1,399,012	1,098,013

Operating cash flows(3)	16,004	10,204		42,459	24,027

Gold royalties earned (ounces)	9,902	8,264		28,793	22,136
Gold ounces sold	9,883	7,795		28,795	21,667

Average selling price of gold (per ounce sold)
In C$(4)	1,743	1,485		1,671	1,484
In US$	1,335	1,128		1,273	1,173

Weighted average shares outstanding (in thousands)
Basic	106,564	94,356		104,019	85,660
Diluted	106,757	94,759		104,206	87,692

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)	Attributable to Osisko shareholders.
(3)	Before change in non-cash working capital items.
(4)	Using actual exchange rates at the date of the transactions.

Overview of Financial Results

Financial Summary – Third quarter of 2016

  Revenues of $17.6 million compared to $11.7 million in the third quarter of 2015;
  Operating income of $10.4 million compared to $7.1 million in the third quarter of 2015;
  Net earnings attributable to Osisko shareholders of $17.8 million or $0.17 per basic share and diluted share, compared to $9.9 million or $0.10 per basic and diluted share in the third quarter of 2015;
  Adjusted earnings1 of $12.0 million or $0.11 per basic share1 compared to $9.0 million or $0.10 per basic share in the third quarter of 2015;
  Net cash flows provided by operating activities before change in non-cash working capital items of $16.0 million compared to $10.2 million in the third quarter of 2015.

Revenues increased in the third quarter of 2016 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine decreased by 629 ounces or 8% (sales decreased by 178 ounces), but the decrease from the Canadian Malartic mine was more than offset by the gold royalties earned from the Éléonore, Island Gold and Vezza NSR royalties. The Company earned and sold 1,570 ounces of gold from the Éléonore mine compared to nil in the third quarter of 2015. The Company received and sold 430 ounces of gold from its Island Gold mine NSR royalty and 267 ounces of gold from its Vezza NSR royalty in the third quarter of 2016 compared to nil in the third quarter of 2015. These royalties were acquired in 2015. The average selling price of gold in Canadian dollars was also higher in the third quarter of 2016 at $1,743 compared to $1,485 in the third quarter of 2015.

____________________________
1

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

In the third quarter of 2016, operating income amounted to $10.4 million compared to $7.1 million in the third quarter of 2015. The increase in net operating income in the third quarter of 2016 is mainly the result of higher revenues generated from the sale of gold and silver and lower business development expenses, partially offset by the depletion of royalty interests and higher general and administrative (“G&A”) expenses. The increase in G&A expenses is mainly due to higher legal costs and costs related to the listing on the NYSE, partially offset by lower share-based compensation expenses. The decrease in the closing share price between the second and third quarter of 2016 (from $16.89 to $14.36) generated a lower share-based compensation expense on the deferred share units and the restricted share units in the third quarter of 2016. The decrease in business development expenses is mainly the result of lower share-based compensation.

The increase in net earnings in the third quarter of 2016 is mainly the result of the increase in operating income and net gain on investments of $10.0 million (compared to a net loss on investments of $0.9 million in the third quarter of 2015), partially offset by a decrease in the foreign exchange gain, a higher share of loss of associates, higher finance costs and an increase in deferred income tax expense.

The increase of $3.0 million in adjusted earnings in the third quarter of 2016 compared to 2015 is mainly due to an increase in operating income.

Net cash flows provided by operating activities before change in working capital items increased in the third quarter of 2016 mainly as a result of higher revenues when compared to the same period in 2015.

Financial Summary – First nine months of 2016

  Revenues of $49.0 million compared to $32.6 million in the first nine months of 2015;
  Operating income of $22.3 million compared to $14.2 million in the first nine months of 2015;
  Net earnings attributable to Osisko shareholders of $33.4 million or $0.32 per basic share and diluted share, compared to $24.1 million or $0.28 per basic and diluted share in the first nine months of 2015;
  Adjusted earnings1 of $27.3 million or $0.26 per basic share1 compared to $23.3 million or $0.27 per basic share in the first nine months of 2015;
  Net cash flows provided by operating activities before change in non-cash working capital items of $42.5 million compared to $24.0 million in the first nine months of 2015.

Revenues increased in the first nine months of 2016 as a result higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine decreased slightly by 137 ounces (sales increased by 336 ounces). The Company also earned and sold 5,255 ounces of gold from the Éléonore mine compared to nil in the first nine months of 2015. In addition, the Company received and sold 1,081 ounces of gold from its Island Gold mine NSR royalty and 488 ounces of gold from its Vezza NSR royalty. The average selling price of gold per ounce in Canadian dollars was also higher in the first nine months of 2016 at $1,671 compared to $1,484 in the first nine months of 2015.

During the first nine months of 2016, operating income amounted to $22.3 million compared to $14.2 million in the corresponding period of 2015. The increase in net operating income in 2016 is mainly the result of higher revenues generated from the sale of gold and silver, lower business development expenses, lower exploration and evaluation expenses and higher cost recoveries from associates, partially offset by the depletion of royalty interests and higher G&A expenses. The increase in G&A expenses is mainly due to higher legal costs and costs related to the listing on the NYSE as well as higher share-based compensation expenses. The decrease in business development is mainly due to the $2.2 million fees incurred in 2015 for the acquisition of Virginia.

The increase in net earnings in the first nine months of 2016 is mainly the result of an increase of $8.1 million in operating income and net gains on investments of $29.5 million compared to $4.5 million in 2015, partially offset by a loss on foreign exchange of $11.2 million compared to a gain of $6.7 million in 2015, higher finance costs, higher share of loss of associates and lower interest income.

The increase of $4.0 million in adjusted earnings in the first nine months of 2016 compared to 2015 is mainly due to an increase in operating income of $8.1 million, lower interest revenues of $1.1 million and higher finance costs of $2.1 million.

Net cash flows provided by operating activities increased in the third quarter of 2016 as a result of higher revenues and operating income when compared to the same period in 2015.

____________________________
1

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three and nine months ended September 30, 2016 and 2015 (in thousands of dollars, except amounts per share):

		Three months ended		Nine months ended
			September 30,	September 30,
		2016	2015	2016	2015
		$	$	$	$

Revenues	(a)	17,570	11,724	48,968	32,604

Expenses
Depletion of royalty interests	(b)	(2,629)	-	(8,463)	-
General and administrative	(c)	(3,445)	(2,829)	(12,732)	(10,806)
Business development	(d)	(1,597)	(2,194)	(6,419)	(7,491)
Exploration and evaluation	(e)	(241)	(521)	(936)	(1,445)
Gain (loss) on disposal of exploration and
evaluation assets	(f)	-	500	(312)	500
Cost recoveries from associates	(g)	763	405	2,166	838

Operating income		10,421	7,085	22,272	14,200

Other income (expenses) – net	(h)	12,108	6,195	19,084	16,017

Earnings before income taxes		22,529	13,280	41,356	30,217

Income tax expense	(i)	(4,854)	(3,471)	(8,156)	(6,237)

Net earnings		17,675	9,809	33,200	23,980

Net earnings attributable to:
Osisko’s shareholders		17,757	9,872	33,433	24,135
Non-controlling interests		(82)	(63)	(233)	(155)

Basic net earnings per share		0.17	0.10	0.32	0.28
Diluted net earnings per share		0.17	0.10	0.32	0.28

(a)           Revenues are comprised of the following:

	Three months ended September 30, 2016				Three months ended September 30, 2015
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,743	9,883	17,226		1,485	7,795	11,577
Silver sold	26	8,800	230		20	7,280	147
Royalties (paid in cash)	-	-	114		-	-	-
			17,570				11,724

	Nine months ended September 30, 2016				Nine months ended September 30, 2015
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold sold	1,671	28,795	48,116		1,484	21,667	32,150
Silver sold	23	24,483	568		20	22,244	454
Royalties (paid in cash)	-	-	284		-	-	-
			48,968				32,604

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

(b)

The royalty interests are depleted using the units-of-production method over the life of the properties. Depletion of royalty interests represents mainly the depletion of the Éléonore royalty interest acquired in February 2015 and the depletion of the Island Gold and Vezza royalty interests.

(c)

In the third quarter of 2016, G&A expenses amounted to $3.4 million compared to $2.8 million in the third quarter of 2015. The increase is mainly due to higher legal costs and costs related to the listing on the NYSE, partially offset by a decrease in share-based compensation as the share price decreased in the third quarter of 2016.

G&A expenses for the nine months ended September 30, 2016 amounted to $12.7 million compared to $10.8 million in the corresponding period of 2015. The increase is mainly due to higher legal costs and costs related to the listing on the NYSE as well as higher share-based compensation .

The increase in G&A expenses was partially offset by an increase in cost recoveries from associates.

(d)

Business development expenses totaled $1.6 million in the third quarter of 2016 compared to $2.2 million in the third quarter of 2015. The decrease is mainly the result of lower share-based compensation as the share price decreased in the third quarter of 2016.

During the first nine months of 2016, business development expenses reached $6.4 million compared to $7.5 million in the first nine months of 2015. In 2015, business development expenses included costs related to the acquisition of Virginia for $2.2 million. The decrease in business development expenses was partially offset by higher share-based compensation for the period.

(e)

Exploration and evaluation expenses amounted to $0.2 million in the third quarter of 2016 and $0.9 million in the first nine months of 2016, compared respectively to $0.5 million and $1.4 million in the corresponding periods of 2015. Exploration and evaluation activities on the Mexican properties have been reduced, explaining mostly the decrease in expenses.

(f)

In June 2016, the Company disposed of an exploration and evaluation asset having a carrying value of $0.8 million in exchange for shares in a new associate having a fair value of $0.5 million. The Company recorded a loss on disposal of $0.3 million in the consolidated statement of income.

During the three months ended September 30, 2015, the Company sold exploration and evaluation assets in exchange for common shares. This transaction resulted in a non-cash gain of $0.5 million based on the fair value of the common shares received at the date of the closing of the transaction.

(g)

Cost recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. The number of service agreements and the level of services with associates have increased in the last year, explaining the increase in cost recoveries in 2016.

(h)

Other net income of $12.1 million in the third quarter of 2016 includes a net gain on investments of $10.0 million, dividend income of $1.6 million, interest revenues of $0.9 million and a foreign exchange gain of $1.9 million, partially offset by a share of loss of associates of $1.3 million and finance costs of $1.0 million. In 2015, other net income amounted to $6.2 million in the third quarter and includes dividend income of $1.6 million, interest revenues of $1.0 million and a foreign exchange gain of $5.2 million, partially offset by a net loss on investments of $0.9 million, a share of loss of associates of $0.5 million and finance costs of $0.2 million.

Other net income of $19.1 million in the first nine months of 2016 includes a net gain on investments of $29.5 million (including a gain of $3.4 million on the disposal of an associate acquired by another associate), dividend income of $4.7 million and interest revenues of $2.2 million, partially offset by a loss on foreign exchange of $11.2 million, a share of loss of associates of $3.7 million and finance costs of $2.5 million. Other net income in the first nine months of 2015 amounted to $16.0 million and includes a net gain on investments of $4.5 million (including a gain on a deemed disposal of $7.9 million on the shares of Virginia held prior to the acquisition date and a loss of $1.8 million on a disposal on an investment transferred to the investments in associates), dividend income of $4.3 million, interest income of $3.3 million and a foreign exchange gain of $6.7 million, partially offset by a share of loss of associates of $2.3 million and finance costs of $0.4 million.

(i)

The effective income tax rate for the three and nine months ended September 30, 2016 is 22% and 20% compared respectively to 26% and 21% in the corresponding periods of 2015. The statutory rate in 2016 and 2015 is 26.9%. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%), the investments in flow-through shares, non-taxable dividend income and non-deductible expenses. The income tax expense in 2016 and 2015 is related to deferred income taxes.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Liquidity and Capital Resources

As at September 30, 2016, the Company’s cash and cash equivalents amounted to $392.7 million compared to $258.5 million as at December 31, 2015.

On February 12, 2016, the Company closed a financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. Ressources Québec subscribed to a $50.0 million convertible debenture of Osisko, which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko paid a 1% financing fee to Ressources Québec and reimbursed its costs incurred in connection with the financing.

On February 26, 2016, the Company closed a bought deal public offering of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.6 million).

The investments of non-controlling interests also increased liquidities by $3.6 million in the first quarter of 2016.

The exercise of share options generated $4.7 million in the first nine months of 2016 and the Company paid $11.2 million in dividends to its shareholders.

In the first nine months of 2016, Osisko invested $64.5 million in investments, $50.3 million in royalty interests and $4.2 million in exploration and evaluation activities (net of governmental tax credits received). The sale of royalty interests to CDPQ generated $3.6 million in the same period and the sale of investments generated $12.2 million.

Furthermore, the Company has access to a credit facility of $150.0 million that can be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures by the financial institutions. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each anniversary date.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Cash flows
Operations	16,004	10,204	42,459	24,027
Working capital items	(1,026)	2,390	(1,797)	(3,481)
Operating activities	14,978	12,594	40,662	20,546
Investing activities	(45,901)	(31,195)	(106,388)	(84,038)
Financing activities	(2,757)	(2,508)	211,104	185,771
Effects of exchange rate changes on cash and cash equivalents	1,906	5,240	(11,170)	6,641
Increase (decrease) in cash and cash equivalents	(31,774)	(15,869)	134,208	128,920
Cash and cash equivalents – beginning of period	424,491	319,960	258,509	175,171
Cash and cash equivalents – end of period	392,717	304,091	392,717	304,091

Operating Activities

Cash flows provided by operating activities for the third quarter and the first nine months of 2016 amounted to $15.0 million and $40.7 million, compared respectively to $12.6 million and $20.5 million in the corresponding periods of 2015.

The increase in first nine months of 2016 compared to the corresponding period of 2015 is mainly due to higher revenues from the sale of gold and silver received from royalty agreements and lower cash operating expenses.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Investing Activities

Cash flows used in investing activities amounted to $45.9 million in the third quarter of 2016 compared to $31.2 million in the third quarter of 2015. During the third quarter of 2016, the Company invested $45.6 million in marketable securities, $0.8 million in royalty interests and $2.5 million in exploration and evaluation assets, mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $2.9 million from the sales of investments during the third quarter of 2016.

In the third quarter of 2015, the Company invested $28.5 million in marketable securities, $5.0 million in royalty interests and $2.4 million in exploration and evaluation assets. The net decrease in short-term investments generated $4.7 million.

Cash flows used in investing activities amounted to $106.4 million in the first nine months of 2016 compared to $84.0 million in the first nine months of 2015. During the first nine months of 2016, the Company invested $64.5 million in marketable securities, $50.3 million in royalty interests, including $23.0 million for a royalty on the Cariboo gold project held by Barkerville (an associate), $10.0 million for a royalty on the Hermosa project held by Arizona Mining and $10.0 million for a royalty or stream financing (to be negotiated) on the Horne 5 project held by Falco (an associate) and $7.6 million in exploration and evaluation assets, mainly on the Coulon project and other projects in the James Bay territory. Osisko received proceeds of $12.2 million from the sales of investments and $3.6 million from the sale of royalty interests during the nine months ended September 30, 2016.

In the first nine months of 2015, the Company invested $139.6 million in marketable securities, including $105.3 million in shares of LIORC. Investments in exploration and evaluation assets amounted to $5.9 million and the Company invested $6.0 million in royalty interests. Cash acquired in the acquisition of Virginia amounted to $34.9 million and the net decrease in short-term investments generated $32.7 million. These short-term investments had been acquired through the acquisition of Virginia.

Financing Activities

Cash flows used by financing activities amounted to $2.8 million in the third quarter of 2016 compared to $2.5 million in the third quarter of 2015. The issuance of common shares (from the exercise of share options and the share purchase plan) generated cash inflows of $1.1 million in the third quarter of 2016 compared to $0.3 million in the corresponding period of 2015. During the third quarter of 2016, the Company paid $3.8 million in dividends to its shareholders compared to $2.8 million in the same period in 2015.

During the first nine months of 2016, cash flows provided by financing activities reached $211.1 million compared to $185.8 million in the first nine months of 2015. In 2016, cash inflows were the results of a financing with Ressources Québec for a $50.0 million convertible debenture and a bought deal public offering of 11,431,000 units of Osisko for gross proceeds of $172.6 million, both completed during the first quarter. Investments of non-controlling interests also increased liquidities by $3.6 million and the exercise of share options and the shares purchase plan generated $5.0 million. The Company paid $8.9 million in share issue costs and financing fees and $11.2 million in dividends to its shareholders during the same period.

During the first nine months of 2015, cash inflows were the results of a financing of special warrants that generated gross proceeds of $200.0 million and the exercise of share options that generated $3.7 million. Special warrants and share issue expenses of $10.8 million were paid and dividends of $7.2 million were paid to the shareholders during the same period.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/	Price	Gross	Net Cash
	Units	($)	Proceeds	Proceeds
			($000’s)	($000’s)

2016 (YTD)
Convertible debenture(i)	n/a	n/a	50,000	49,225
Issuance of Units (bought-deal financing)(ii)	11,431,000	15.10	172,608	164,543
Exercise of share options	12,335	15.22	188	188
Exercise of replacement share options(iv)	481,590	9.47	4,558	4,558
Employee share purchase plan	17,315	14.62	253	253
	11,942,240		227,607	218,767

2015
Issuance of special warrants(iii)	10,960,000	18.25	200,020	189,158
Exercise of replacement share options(iv)	750,837	6.51	4,887	4,887
Total	11,710,837		204,907	194,045

2014 – from June 16
Private placements(v)	2,794,411	15.03	42,000	39,173
Total	2,794,411		42,000	39,173

Cumulative cash proceeds			474,514	451,985

(i)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(ii)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(iii)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(iv)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(v)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below:
(in thousands of dollars, except for amounts per share)

		2016(1)		2015(1)				2014(1)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Cash and cash equivalents	392,717	424,491	439,009	258,509	304,091	319,960	348,389	175,171
Short-term investments	100	100	100	200	2,022	6,629	8,736	-
Working capital	389,074	421,443	438,074	248,945	298,858	326,987	354,051	171,135
Total assets	1,399,012	1,354,799	1,312,929	1,081,433	1,098,013	1,082,899	1,080,372	269,965
Total long-term debt	45,552	45,328	45,110	-	-	-	-	-
Shareholders’ equity	1,200,734	1,162,225	1,127,542	937,239	958,377	948,843	942,712	263,226
Revenues	17,570	15,792	15,606	12,811	11,724	10,248	10,632	7,608
Net cash flows from operating activities	14,978	15,864	9,820	8,392	12,594	6,467	1,485	4,113
Net earnings (loss) attributable to Osisko shareholders	17,757	15,737	(60)	4,614	9,872	3,990	10,273	(2,182)
Basic net earnings (loss) per share	0.17	0.15	-	0.05	0.10	0.04	0.15	(0.04)
Weighted average shares outstanding (000’s)
- Basic	106,564	106,374	99,093	94,445	94,356	93,018	69,330	48,534
- Diluted	106,757	106,570	99,093	95,698	94,759	95,709	71,692	48,534
Share price – TSX - closing(2)	14.36	16.89	13.87	13.67	14.10	15.72	16.74	16.38
Share price – NYSE – closing(3)	10.94	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Warrant price – TSX - closing(4)
OR.WT	3.42	3.08	1.95	1.89	1.56	2.25	2.15	n/a
OR.WT.A	2.70	3.75	2.00	n/a	n/a	n/a	n/a	n/a
Price of gold (average US$)	1,335	1,260	1,183	1,106	1,124	1,192	1,218	1,201
Closing exchange rate(5) (US$/Can$)	1.3117	1.3009	1.2971	1.3840	1.3394	1.2474	1.2683	1.1601

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Bank of Canada Noon Rate.

During the first quarter of 2016, the Company closed a $172.6 million equity financing and issued a $50.0 million convertible debenture. During the first quarter of 2015, Osisko acquired Virginia for a total consideration of $556.0 million and closed a $200.0 million equity financing.

Outlook

Osisko’s 2016 outlook on royalties is based on the publicly available forecasts, in particular forecast for the Canadian Malartic mine published by Yamana and Agnico Eagle, forecast for the Éléonore mine published by Goldcorp and forecast from Island Gold from Richmont Mines. For royalties earned on properties where no public information is available, Osisko obtains internal forecasts from the producers.

Attributable royalty production for 2016 is still estimated at 28,000 to 29,000 gold ounces for the Canadian Malartic mine, between 5,500 and 6,200 gold ounces for the Éléonore mine and between 1,000 and 2,000 ounces from other royalties.

Following the farm-out agreement reached with Osisko Mining, the Company expects a significant reduction in its exploration and evaluation expenses starting October 1, 2016. Expenses for 2016 are now estimated at $7.8 million ($4.8 million net of estimated tax credits) compared originally to $10.3 million ($8.3 million net of estimated exploration tax credits), of which about $3.8 million will be financed by Québec institutions and other partners. As of September 30, 2016, $7.4 million have been spent in exploration and evaluation activities (excluding the variation in accounts payable).

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Related Party Transactions

During the three and nine months ended September 30, 2016, amounts of $1,381,000 and $3,877,000 ($405,000 and $838,000 for the three and nine months ended September 30, 2015) were respectively invoiced by Osisko to associates for professional services and rental of offices, including respectively $618,000 and $1,711,000 for professional services related to capitalized exploration and evaluation activities. An amount of $1,347,000 (including sales taxes) is receivable from associates and included in accounts receivable as at September 30, 2016 ($1,188,000 as at December 31, 2015).

During the nine months ended September 30, 2016, Osisko acquired a 1.5% NSR royalty on the Cariboo gold project (located in the Province of British Columbia in Canada) from Barkerville (an associate of Osisko) for a cash consideration of $25.0 million, of which $2.0 million was paid in November 2015. Osisko also entered into a financing agreement of $10.0 million with Falco (an associate of Osisko). The $10.0 million financing with Falco will be applied against a stream deposit to be negotiated with Falco by October 31, 2017 or converted into a 1% net smelter royalty on the Horne 5 project (located in Canada) if no stream agreement is concluded. These transactions are part of Osisko’s business plan to acquire and manage precious metal and other high-quality royalties and similar interests in the Americas.

On March 11, 2016, Osisko Mining, an associate of Osisko, completed the acquisition of Niogold Mining Corp. (which holds the Marban property), another associate of Osisko, and closed a financing of $12.6 million. Osisko participated for $960,000 in this financing. On September 27, 2016, Osisko Mining completed a $32.3 million private placement of common shares. Osisko participated for $4.5 million in this financing. As at September 30, 2016, Osisko holds an interest of 13.9% in Osisko Mining.

Outstanding Share Data

As of November 9, 2016, 106,636,361 common shares were issued and outstanding. A total of  3,322,203 common share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec is also outstanding, which entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture.

Subsequent Events to September 30, 2016

Normal Course Issuer Bid

On October 17, 2016, Osisko announced that the TSX has approved the Company’s notice of intention to make a normal course issuer bid (the “NCIB Program”). Under the terms of the NCIB Program, Osisko may acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX.

Repurchases under the NCIB Program may commence on October 24, 2016 and will terminate on October 23, 2017 or on such earlier date as the NCIB Program is complete. Purchases of common shares under the NCIB Program will be made in Canada through the facilities of the TSX in accordance with its rules. Daily purchases will be limited to 116,783 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six month period ended September 30, 2016, being 467,132 common shares. The price that the Company may pay for any common shares purchased under the NCIB Program will be the prevailing market price at the time of purchase and any common shares purchased by the Company will be cancelled.

As of November 9, 2016, the Company has not purchased any common shares under the NCIB program.

Dividends

On November 9, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on January 16, 2017 to shareholders of record as of the close of business on December 31, 2016.

Annual General Meeting

On May 4, 2016, Osisko held its Annual General Meeting where each of the 9 nominees listed in the Management Information Circular filed on April 7, 2016 with regulatory authorities were elected as directors of the Company. All other resolutions provided for in the Management Information Circular were duly passed, including the advisory resolution on executive compensation approved at 97.7%.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Corporate Update

On August 18, 2016, Osisko announced that Messrs. John Burzynski, Senior Vice President New Business Development, and Robert Wares, Chief Geologist, have resigned from their executive positions with Osisko effective August 31, 2016 in order to focus their efforts on Osisko Mining. Mr. Burzynski will remain as a Director of Osisko.

Mr. André Gaumond, Senior Vice President, Northern Development, has announced his retirement effective early November. The Company will continue to benefit from his relationships and knowledge as he will continue his participation on the Board of Directors. Mr. Gaumond is the founder of Virginia Mines and one of the Company’s largest individual shareholders.

The Company is pleased to announce the appointment of Mr. Vincent Metcalfe and Mr. Frédéric Ruel as Vice President, Investor Relations and Vice President and Corporate Controller respectively. Both individuals have contributed to the development of Osisko Gold Royalties and will continue to actively participate in the growth of the Company.

Mr. Paul Archer, formerly Vice President, Northern Exploration, will now assume the role of Chief Geologist for the Company. Mr. Archer joined Osisko as part of the Virginia Mines transaction in February 2015 and was a member of the Éléonore discovery team.

Risks and Uncertainties

The Company is a royalty holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”) before investing in the Company's common shares. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements of Osisko for the three and nine months ended September 30, 2016 should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 are consistent with those applied by the Company to the audited consolidated financial statements for the year ended December 31, 2015, except for early adoption of IFRS 9, Financial Instruments. The Board of Directors has approved the unaudited condensed interim consolidated financial statements on November 9, 2016.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2015 filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

New accounting standard - IFRS 9, Financial Instruments (“IFRS 9”)

The Company has elected to early adopt IFRS 9. This standard essentially completes the project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. Under IFRS 9, equity instruments are classified as financial instruments carried at fair value, with changes in fair value recorded in the consolidated statement of income unless such financial instruments are not held for trading, in which case, the financial instrument may be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income or loss.

The Company has adopted IFRS 9 on January 1, 2016 on a retrospective basis without restating comparatives figures. Accordingly, the Company has classified its financial instruments in the three new classification categories as presented below. The main change concerns the classification of investments in equity that were previously classified as “available-for-sale” and are now designated as financial assets at fair value through other comprehensive income under IFRS 9. The main objective of the Company’s investments in equity is to improve its ability to acquire interests in exploration assets, future royalties or revenue streams. As a result, the Company considers that this classification better reflects the main business nature of the investment. The effect of the implementation of IFRS 9 to the Company’s consolidated financial statements was to reinstate in accumulated other comprehensive loss, the impairment losses on investments in equity securities (other than those held for trading, which include the derivatives) previously included in profit or loss. Cumulative gains and losses on investments in equity are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment. The implementation of IFRS 9 did not result in any significant changes to the measurement of the Company’s financial instruments.

The net impact of the implementation of IFRS 9 on the balance sheet as at January 1, 2016 is as follows:

	As at	IFRS 9	As at
	December 31, 2015	adjustment	January 1, 2016
	$	$	$
Accumulated other comprehensive loss	(41,203)	(7,610)	(48,813)
Retained earnings	203,800	7,610	211,410

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Changes to accounting policies – Financial instruments

As a result of the early adoption of IFRS 9, the Company has modified the following elements of its accounting policy for financial instruments:

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value can be carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealised gains and losses are initially recognized in other comprehensive income for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income (loss). Equity instruments that are not held for trading can be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income (loss). Cumulative gains and losses are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income is recognized in the statement of income.

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Guaranteed investment certificates
Short-term debt securities
Bonds
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other
receivables

Financial assets at fair value
through profit or loss	Investments in derivatives

Financial assets at fair value
through other comprehensive income	Investments in shares and equity instruments,
other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights
Liability component of convertible debenture

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2015 filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2015 and in the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016, both filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Write-off of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Nine months ended
		September 30,		September 30.
	2016	2015	2016	2015
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings	17,757	9,872	33,433	24,135

Adjustments:
Foreign exchange loss (gain)	(1,906)	(5,240)	11,170	(6,641)
Unrealized loss (gain) on investments	(9,992)	930	(29,542)	(4,489)
Share of loss of associates	1,334	504	3,730	2,271
Loss (gain) on disposal of exploration and evaluation assets	-	(500)	312	(500)
Transaction costs - Virginia	-	-	-	2,243
Deferred income tax expense	4,854	3,471	8,156	6,237

Adjusted earnings	12,047	9,037	27,259	23,256

Weighted average number of common shares outstanding (000’s)	106,564	94,356	104,019	85,660

Adjusted earnings per share	0.11	0.10	0.26	0.27

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities and outlook on gold and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko and the realization of the anticipated benefits deriving from Osisko’s investments and transactions. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

November 9, 2016

Osisko Gold Royalties	Management’s Discussion and Analysis
2016 – Third Quarter Report

Corporate Information

Corporate Office
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0670
Fax: (514) 940-0669
Email: info@osiskogr.com	Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer *	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
Victor H. Bradley	Elif Lévesque, Vice President, Finance and Chief Financial Officer
John Burzynski *	Joseph de la Plante, Vice President, Corporate Development
Christopher C. Curfman	André Le Bel, Vice President, Legal Affairs and Corporate Secretary
André Gaumond *	Vincent Metcalfe, Vice President, Investor Relations
Pierre Labbé	Frédéric Ruel, Vice President and Corporate Controller
Charles E. Page

* Non-independent

Chief Geologist and Qualified Person (as defined by NI 43-101)
Paul Archer

Legal Counsels
Bennett Jones LLP
Lavery, de Billy LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Transfer Agents
Canada: Canadian Stock Transfer Company
Unites States of America: American Stock Transfer & Trust Company, LLC

Exchange listings
Toronto Stock Exchange
- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
New York Stock Exchange
- Common shares:	OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/